BLUE EARTH, INC.

2298 Horizon Ridge Parkway, Suite 205

Henderson, NV 89052

(702) 263-1808

December 23, 2015

Via EDGAR Correspondence

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Blue Earth, Inc.
Schedule 14C
Filed November 20, 2015
File No. 001-36607

Dear Ms. Ransom:

In further response to the Staff’s Comment Letter dated December 4, 2015, we hereby acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLUE EARTH, INC.

By:  /s/  G. Robert Powell

G. Robert Powell

Chief Executive Officer